FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-217924

PHILLIPS EDISON GROCERY CENTER REIT III, INC.
SUPPLEMENT NO. 2 DATED JULY 26, 2018
TO THE PROSPECTUS DATED MAY 8, 2018

This prospectus supplement, or this Supplement No. 2, is part of the prospectus of Phillips Edison Grocery Center REIT III, Inc., or the Company, dated May 8, 2018, or the Prospectus, as supplemented by Supplement No. 1 to the Prospectus, dated May 18, 2018. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purpose of this Supplement No. 2 is to provide information regarding the acquisition of Sudbury Crossing in Sudbury, Massachusetts.

Property Acquisition

On July 24, 2018, we purchased, through a wholly-owned subsidiary, a grocery-anchored shopping center containing 89,952 rentable square feet located on approximately 9.7 acres of land in Sudbury, Massachusetts (“Sudbury Crossing”) for approximately $19.0 million, exclusive of closing costs. The purchase price was funded from proceeds from our revolving credit facility. Sudbury Crossing was purchased from Sudbury Crossing Associates Realty Trust II, which is not affiliated with us, our advisor or our sponsors.

Currently, Sudbury Crossing is 97.6% leased to 17 tenants. TJ Maxx occupies 35.7% of Sudbury Crossing and serves as a co-anchor of the property. Sudbury Farms (Roche Bros.), a regional grocery store chain, is located adjacent to the property and is a shadow anchor to Sudbury Crossing, but is not a tenant of Sudbury Crossing itself. The TJ Maxx lease expires on January 31, 2023 and the average rental rate over the remaining lease term is $12.50 per square foot. TJ Maxx has two options to extend the term of its lease by five years each. The Paper Store and Rite Aid/Walgreens each occupy 13.1% and 13.5%, respectively, of Sudbury Crossing.

Sudbury Crossing was constructed in 1984. The average occupancy rate for Sudbury Crossing during each of the last two years was as follows:

Year	Average Occupancy Rate
2017	96.22%
2018	97.64%

The average effective annual rental rate per square foot for each of the last two years for Sudbury Crossing was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2017	$19.73
2018	$20.41

We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

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The table below sets forth a schedule of expiring leases for Sudbury Crossing by square footage and by annualized contractual base rent as of July 24, 2018.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Leased Rentable Square Feet Expiring
2018	—	$—	—%	—	—%
2019	3	306,647	22.5%	19,610	22.3%
2020	2	79,136	5.8%	4,188	4.8%
2021	5	388,712	28.5%	18,317	20.8%
2022	—	—	—%	—	—%
2023	4	453,259	33.2%	39,062	44.5%
2024	1	30,000	2.2%	1,025	1.2%
2025	—	—	—%	—	—%
2026	2	106,265	7.8%	5,625	6.4%
2027	—	—	—%	—	—%
Thereafter	—	—	—%	—	—%

Annualized effective base rent of expiring leases, for each of the years indicated above, is calculated based on the contractual rent as of July 24, 2018.

We currently have no plans for capital improvement of Sudbury Crossing and we believe that Sudbury Crossing is suitable for its intended purpose and adequately insured.

The rate and method of depreciation and the life claimed for purposes of depreciation will be determined based upon the completion of cost allocation studies.

The annual realty taxes payable on the property for the calendar year 2018 were approximately $284,000, at a rate of 2.43%.

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